Exhibit 12.1

LKQ CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)
(Unaudited)

	Year Ended December 31,
	2012	2013	2014	2015	2016
Income from continuing operations before provision for income taxes	$409,167	$475,827	$587,888	$649,030	$677,281
Fixed charges	71,983	100,190	124,670	124,739	176,414
Amortization of capitalized interest, net of interest capitalized	(57)	56	(50)	64	(423)
Earnings available for fixed charges	$481,093	$576,073	$712,508	$773,833	$853,272

Fixed charges:
Interest expense, including amortization of debt issuance costs	$31,429	$51,184	$64,542	$57,860	$88,263
Capitalized interest	296	130	264	166	824
Portion of rental expense representative of interest	40,258	48,876	59,864	66,713	87,327
Total fixed charges	$71,983	$100,190	$124,670	$124,739	$176,414
Ratio of earnings to fixed charges	6.7	5.7	5.7	6.2	4.8